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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                    SCHEDULE 13D
                      Under the Securities Exchange Act of 1934


                                (Amendment No. ____)

                                   MK GOLD COMPANY
                                   (Name of Issuer)

       Common Stock, par value $.01 per                  55305P100
                    share
          (Title of class of securities)                    (CUSIP number)

                              Stephen E. Jacobs, Esq.,
                               Weil, Gotshal & Manges
                                  767 Fifth Avenue
                                New York, N.Y.  10153
                                   (212) 310-8000
         (Name, address and telephone number of person authorized to receive notices and communications)

                                    May 12, 1995
                   (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
      the following box   [_].


      Check the following box if a fee is being paid with the statement   [x].
      (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
      and (2) has filed no amendment subsequent thereto reporting beneficial ownershipof five percent or less of such class.)
      (See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   13D
        CUSIP No.55305P100


          1      NAME OF REPORTING PERSON:        Leucadia National Corporation

                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON:

          2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [_]
                                                                    (b) [_]
          3      SEC USE ONLY


          4      SOURCE OF FUNDS:     BK

          5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [_] PURSUANT TO ITEM 2(d) OR 2(e):

          6      CITIZENSHIP OR PLACE OF            New York
                 ORGANIZATION:


         NUMBER OF        7   SOLE VOTING POWER:          9,000,000 shares(1)
           SHARES
        BENEFICIALLY      8   SHARED VOTING POWER:        None.
          OWNED BY
            EACH
                          9   SOLE DISPOSITIVE POWER:     9,000,000 shares (1)
          REPORTING

         PERSON WITH     10  SHARED DISPOSITIVE POWER:    None.

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY      9,000,000 shares(1)
              REPORTING PERSON:

         12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [_] CERTAIN SHARES:


         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 46.4%

         14   TYPE OF REPORTING PERSON:          CO
















          1. As described in Item 4 hereof, pursuant to a Stock Purchase Agreement dated May 12, 1995 as amended, the Reporting Person has the right to acquire such shares, subject to the satisfaction of certain conditions.

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          Item 1.   Securities and Issuer.

                    This Statement relates to the common stock, par value $0.01 (the "Common Stock"), of MK Gold Company (the "Company"). The address of the principal executive offices of the Company is 720 Park Blvd., Boise, Idaho 83729.

          Item 2.   Identity and Background.

                    (a)-(c)   This Schedule 13D is being  filed by Leucadia
          National Corporation ("Leucadia"). Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, life and health insurance, banking and lending, incentive services and manufacturing.
                    Approximately 39.5% of the outstanding common shares of
          Leucadia (including common shares issuable upon the exercise of warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia and by Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, as to which Mr. Steinberg disclaims
          beneficial   ownership).       Private   charitable   foundations
          independently established by each of Messrs. Cumming and Steinberg beneficially own approximately .9% and .8%, respectively, of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

                    The following information with respect to each executive officer and director of Leucadia is set forth in Appendix A: (i) name, (ii) business address, (iii) principal occupation or employment and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Leucadia for which such information is set forth above.

                    (d)-(f) During the last five years, Leucadia has not and, to its knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2 has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Leucadia, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

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          Item 3.   Source and Amount of Funds or Other Consideration.


                    Pursuant to a Stock Purchase Agreement dated May 12, 1995, as amended (the "Stock Purchase Agreement") between Leucadia and Morrison Knudsen Corporation (the "Seller"), which is filed as Exhibit 1 to this Schedule 13D and more fully described in Item 4, Leucadia has agreed to purchase, subject to certain conditions, and Seller has agreed to sell, subject to certain conditions, 9 million shares of Common Stock owned by Seller (the "Shares").

                    The aggregate consideration to be paid by Leucadia for the Shares will be $22.5 million. Leucadia expects to derive such funds from borrowings under bank revolving credit agreements terminating in 1997. Borrowings under such agreements bear interest at Leucadia's option at either LIBOR plus .75% or the bank's Base Rate (defined generally as the higher of the bank's base or reference rate, or the federal funds rate plus .5%).

          Item 4.   Purpose of the Transaction.

                    Leucadia has entered into the Stock Purchase Agreement to obtain a significant equity interest in the Company. Upon consummation of the Stock Purchase Agreement, Leucadia will beneficially own all 9 million shares of Common Stock currently owned by Seller. The Shares represent approximately 46.4% of the outstanding Common Stock as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994 (the "December 1994 10-Q").

                    The $22.5 million  purchase price
          and the Shares are to be deposited with an escrow agent to be held in accordance with the terms of the Stock Purchase Agreement.

                    Seller's  has   received  approval  of   the  Executive
          Committee of Seller's Board of Directors, and is awaiting the approval of certain lenders to Seller. Receipt of these approvals on or before May 25, 1995 are a condition to Seller's obligations under the Stock Purchase Agreement. Seller's obligations under the Stock Purchase Agreement are also conditioned upon Seller being released from its guarantee obligations under a $20 million credit facility to the Company by CIBC, Inc. Each party's obligation to consummate the transaction is subject to certain other conditions, including the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

                    Representatives of Leucadia have had meetings with the Board of Directors of the Company and senior management thereof.





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          In such  meetings, Leucadia has expressed its  desire to have Ian
          M. Cumming, Joseph S. Steinberg and a third person unaffiliated with Leucadia elected to the Company's Board of Directors for the
          three year  term ending  in  1998.   Leucadia believes  that  the
          Company's Board of Directors will cooperate in nominating such designees, but if not, under the Stock Purchase Agreement, Leucadia intends to cause Seller to nominate such designees for election at the 1995 annual meeting as directors whose terms expire in 1998. Leucadia has requested that the record date for the 1995 meeting be set no earlier than June 15, 1995, so that it may be the record holder of the Shares if the purchase occurs on
          or before  such date.    If the  transaction is  consummated  but
          Leucadia is not the record holder of the Shares on the record date for the 1995 annual meeting, Leucadia intends to require that Seller deliver an irrevocable proxy governing all shares of Common Stock owned on the record date by Seller (as permitted under the Stock Purchase Agreement).

                    Leucadia has agreed with the Company that, for a period of two years, it will not, without prior approval of the Board of Directors of the Company, acquire beneficial ownership in any securities of the Company (other than the Shares).

                    Depending upon relevant economic and market conditions prevailing at the time (and subject to the terms of its agreement with the Company), Leucadia may determine to acquire additional shares of Common Stock in open market or privately negotiated transactions or otherwise or to dispose of any or all shares of Common Stock owned by Leucadia.

                    Except as described above, Leucadia has no plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                    The information included in response to Items 3 and 6 hereof is specifically incorporated herein by reference.

          Item 5.   Interest in Securities of the Issuer.

                    (a) Pursuant to the terms of the Stock Purchase Agreement, upon on consummation thereof, Leucadia will directly own 9 million shares of Common Stock, which represent approximately 46.4% of the 19,397,800 outstanding Common Stock as reported in the Company's December 1994 10-Q.








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                    (b)  As of  the Closing  Date, Leucadia will  have sole
          voting and dispositive powers with respect to the 9 million shares of Common Stock.

                    (c)  The  information  contained  in  Item  4  of  this
          Schedule 13D concerning the Stock Purchase Agreement entered into by Leucadia is incorporated herein by reference.

                    (d)  Not applicable.

                    (e)  Not applicable.

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer

                    The information included in response to Item 4 hereof is incorporated herein by reference.

                    Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) between Leucadia and, to the best of its knowledge, any of the other persons identified pursuant to
          Item 2 above and (ii) between (a) Leucadia and, to the best of its knowledge, any of the other persons identified pursuant to
          Item 2 above and (b) any other person.

          Item 7.   Materials to be Filed as Exhibits.

                    1. Stock Purchase Agreement, as amended, dated as of May 12, 1995, between the Seller and Leucadia.

                    2. Form of Amended and Restated Revolving Credit Agreement dated as of January 1, 1994, among Leucadia and the several banks named therein.


















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                                      SIGNATURE

                    After  reasonable  inquiry  and   to  the  best  of  my
          knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Dated:  May 22, 1995


                                             LEUCADIA NATIONAL CORPORATION



                                             By: /s/ Joseph A. Orlando
                                                 ----------------------
                                             Title:  Vice President and
                                                     Comptroller



































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                                                                 Appendix A






                      Additional Information Concerning Leucadia

          Directors and Executive Officers of Leucadia

                    Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of Leucadia, each person listed below is a United States citizen. Unless otherwise indi-cated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

                    For purposes of this schedule, Leucadia is referred to as "(a)"


             Name and Business          Director-                     Principal Occupa-
             Address                    ships           Offices       tion or Employment
             Ian M. Cumming             (a)        Chairman of the    Chairman of the
             Leucadia National                     Board of (a)       Board of (a)
               Corporation
             529 E. South Temple
             Salt Lake City

             Joseph S. Steinberg        (a)        President of (a)   President of (a)


             Paul M. Dougan             (a)               --          President and Chief
             c/o Equity Oil Company                                   Executive Officer
             10 West 300 South                                        of Equity Oil
             Salt Lake City, Utah                                     Company (a company
                                                                      engaged in oil and
                                                                      gas exploration and
                                                                      production having
                                                                      an office in Salt
                                                                      Lake City, Utah)

             Lawrence D. Glaubinger     (a)               --          Chairman of the
             c/o Stern & Stern                                        Board of Stern &
             Industries, Inc.                                         Stern Industries (a
             708 Third Avenue                                         company engaged in
             New York, N.Y.                                           the manufacture and
                                                                      sale of textiles);
                                                                      President of
                                                                      Lawrence Economic
                                                                      Consulting Inc., a
                                                                      management consult-
                                                                      ing firm





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                                                              Appendix A






             Name and Business          Director-                     Principal Occupa-
             Address                    ships           Offices       tion or Employment
             James E. Jordan            (a)               --          President of The
             c/o The Jordan Company                                   William Penn
             9 West 57th St.                                          Corporation (a
             New York, N.Y.  10019                                    holding company for
                                                                      an investment
                                                                      advisor to The
                                                                      William Penn family
                                                                      of mutual funds)

             John W. Jordan II          (a)               --          Managing Partner of
             c/o The Jordan Company                                   The Jordan Company
             9 West 57th St.                                          (a company which
             New York, N.Y.  10019                                    seeks out and
                                                                      finances leveraged
                                                                      buyouts for its
                                                                      clients)
             Jesse Clyde Nichols, III   (a)               --          President of
             c/o Nichols Industries,                                  Nichols Industries,
               Inc.                                                   Inc. (a holding
             5001 E. 59th St.                                         company for
             Kansas City, Mo.  64130                                  manufacturing and
                                                                      construction sub-
                                                                      sidiaries)

             Thomas E. Mara                        Executive Vice     Executive Vice
                                                   President and      President and
                                                   Treasurer of (a)   Treasurer of (a)
             Lawrence S. Hershfield     --         Executive Vice     Executive Vice
                                                   President of (a)   President of (a)

             Joseph A. Orlando          --         Vice President     Vice President and
                                                   and Comptroller    Comptroller of (a)
                                                   of (a)

             Paul J. Borden             --         Vice President     Vice President of
                                                   of (a)             (a)
             Mark Hornstein             --         Vice President     Vice President of
                                                   of (a)             (a)

             Ruth Klindtworth           --         Secretary and      Secretary and Vice
                                                   Vice President-    President-Corporate
                                                   Corporate          Administrator of
                                                   Administrator of   (a)
                                                   (a);






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                                                           Appendix A






             Name and Business          Director-                     Principal Occupa-
             Address                    ships           Offices       tion or Employment
             David K. Sherman           --         Vice President     Vice President of
                                                   of (a);            (a)
















































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                                    EXHIBIT INDEX


          Exhibit No.                   Document

               1.        Stock   Purchase    Agreement,   as
                         amended,
                         dated as of May 12, 1995, between
                         the Seller and Leucadia.

               2. Form of Amended and Restated Revolving Credit Agreement dated as of January 1, 1994, among Leucadia and the several banks named therein.